Martin R. Rosenbaum Direct Dial: (612) 672-8326 Email: martin.rosenbaum@maslon.com

January 22, 2019

Via EDGAR

Mr. Justin Dobbie Legal Branch Chief Securities and Exchange Commission Division of Corporation Finance Office of Transportation and Leisure 100 F Street, N.E. Washington, DC 20549

Re:	Air T, Inc. (the “Company”) Registration Statement on Form S-1 Filed November 20, 2018 File No. 333-228485

Dear Mr. Dobbie:

This letter responds on behalf of the Company to your comment letter dated December 17, 2018, with respect to the above-referenced filing made by the Company with the Commission. To facilitate your review, we have included in this letter your original comment (in bold) followed by our response.

General

1.

You state on page 9 that warrants to purchase an aggregate of 680,000 Capital Securities are outstanding as of the date of the prospectus. It also appears based on Exhibit 4.10 that the warrants are exercisable within one year. Please provide your analysis of how the offering as structured is consistent with Section 5, given that it appears that the filing of this registration statement is converting the private offering of warrants into a public offering of warrants and the immediately exercisable underlying security. For guidance, refer to Securities Act Sections Compliance and Disclosure Interpretation 239.15.

RESPONSE:

We believe that the transaction as structured is consistent with Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), for the reasons discussed below.

Mr. Justin Dobbie

Legal Branch Chief

Securities and Exchange Commission

January 22, 2019

The transaction is different from the circumstances described in Securities Act Compliance and Disclosure Interpretation (“C&DI”) Section 239.15, which states in part:

As a general matter, once an option becomes exercisable, an offer is made pursuant to Section 5. Further, if an option becomes exercisable within one year, it is deemed to be immediately exercisable. Therefore, a registration statement must be on file before the option is exercisable for the entire transaction to be a public offering. A later filing of the registration statement would convert a private offering into a public offering, which is inconsistent with Section 5. . . .

Unlike the situation described in C&DI 239.15, the registration statement is not being filed after the issuance of the warrants. The Company intends to distribute the warrants contemporaneously with the effectiveness of the registration statement. Thus, the registration statement will be effective contemporaneously with the time the warrant becomes exercisable. We have updated the description of the warrant distribution on pages 3 and 9 of our amended registration statement to clarify that the warrants are to be distributed contemporaneously with the effectiveness of the registration statement.

As a further contrast with the situation described in C&DI 239.15, the initial issuance of the warrants by the Company is not a private offering. Instead, the issuance is being made as a dividend to all holders of Common Stock of the Company, is not being given for value, and, therefore, does not constitute a “sale” of securities under Section 2(a)(3) of the Securities Act. C&DI 103.01 states:

Question: If a company declares a dividend that is payable in either cash or securities at the election of the recipients, does the declaration of the dividend need to be registered under the Securities Act?

Answer: No, as there is no sale of the dividend shares under the Securities Act. [Nov. 26, 2008]

Because there is no sale, the distribution of the warrant dividend does not require an exemption and does not need to be registered. As a result, the analysis in C&DI 239.15 is inapplicable, and the exercise of the warrants can properly be registered under the registration statement.

We also believe that the immediate transferability of the warrants does not impact the analysis above that the dividend of warrants does not constitute a sale. In the case of a dividend distributed for cash or securities, as discussed in C&DI 103.01, a recipient who chooses securities would be able to immediately sell such securities in the public market, and the distribution of the dividend would not be considered a sale. Similarly, the recipients of the Company’s warrant dividend will be able to immediately exercise the warrants and sell the underlying securities in the public market. Thus, the Company’s distribution of the warrant dividend should not be considered a sale despite the immediate transferability of the underlying securities.

As a result of the above analysis, we have concluded that the transaction as structured is consistent with Section 5 of the Securities Act.

Mr. Justin Dobbie

Legal Branch Chief

Securities and Exchange Commission

January 22, 2019

General

2.

We also note that you are registering the offering of 2,000,000 shares of Capital Securities, but there are only 680,000 warrants, each of which entitles the holder to purchase one Capital Security, currently outstanding. Please explain the basis for including in this registration statement the offering of more than 680,000 shares of Capital Securities.

RESPONSE: The Company has decided to limit the Capital Securities being registered to the Capital Securities that can be purchased upon exercise of the Warrants. Therefore, we have updated the amount of Capital Securities offered in the amended registration statement from 2,000,000 to 680,000.

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Should you have additional comments or questions, please direct them to the undersigned by telephone at (612) 672-8326, or by email at martin.rosenbaum@maslon.com.

Very truly yours,

/s/ Martin R. Rosenbaum
Martin R. Rosenbaum

cc:   Nick Swenson

Brett Reynolds